SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

UPM-Kymmene Corporation Company Announcement October 11, 2007 at 13:00

UPM to sell its Finnish port operators Rauma Stededoring and Botnia Shipping to Australian firm Babcock&Brown Infrastructure

UPM has sold its Finnish port operators Oy Rauma Stevedoring Ltd and Botnia Shipping Ltd to Babcock & Brown Infrastructure (BBI). The sale price for the operations is EUR 90 million. The capital gain for the sale of the business will be booked in the fourth quarter of the year. The amount of the capital gain will be defined based on the accounts to be prepared by the time of the transfer.

Oy Rauma Stevedoring Ltd is a port operator based in Rauma. The company’s annual sales are about 55 million euros and it has an average of 610 employees. Based in Pietarsaari, Botnia Shipping Ltd’s annual sales are about 7 million euros and it has an average of 50 employees.

In connection with the sale, UPM has made a long term logistics service contract with BBI. The sale of the Finnish port operators complies with UPM’s strategy to divest non-core businesses.

BBI is a specialist infrastructure entity which provides investors access to a diversified portfolio of quality infrastructure assets. The company owns and operate globally ports handling a total of around 150 million tonnes of various commodities. The company’s annual Group Revenue amounts to 1.3 billion Australian dollars (approximately EUR 0.8 billion) and it employs 2,900 people worldwide. For further information, please visit www.bbinfrastructure.com.

For further information please contact (after 14:00 Finnish time):

Mr Jussi Sarvikas, Senior Vice President, Logistic, UPM,

tel. +358 400 620896

Mr Jari A. Vainio, General Manager, UPM, Wisaforest, Pietarsaari,

tel. +358 40 5465 097

News conferences

A news conference on the transaction will be held today, October 11, 2007 at 14:30 (Finnish time)

- in Rauma, Rauma City Hall, address Kanalinranta 3.

- in Pietarsaari, Botnia Shipping canteen, address Laukontie 3

Both UPM and BBI representatives are present in the news conferences. In addition, representatives from Rauma City will be present at the news conference in Rauma. Welcome!

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations